Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratios)
     The following table sets forth our ratio of earnings to fixed charges for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (Loss) before Tax Benefit	(32,681)	(10,949)	(6,356)	(4,761)	(2,509)
Add: Fixed Charges	612	422	377	563	228
Less: Capitalized Interest	—	—	—	—	—
Earnings, as Defined	(32,069)	(10,527)	(5,979)	(4,198)	(2,281)
Fixed Charges:
Interest Expense	555	408	367	555	222
Estimated Interest Component of Rent Expenses	57	14	10	8	6
Total Fixed Charges	612	422	377	563	228
Deficiency of Earnings to Cover Fixed Charges	(32,681)	(10,949)	(6,356)	(4,761)	(2,509)
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A